Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

Lázaro Resources, LLC hereby consents to the use of use its name, the references to its reserve report and fair market valuation, and the corresponding report letter dated July 9, 2024, in the Form 8-K and/or Form 8-K/A dated May 1, 2024, of CoJax Oil and Gas Corporation.

Lázaro Resources, LLC

/s/ John E. Young

John E. Young, P.E.

Principal

The Woodlands, Texas
August 12, 2024